

Mail Stop 3720

August 15, 2008

Chen Minhua
Chief Executive Officer
China Yida Holding, Co.
RM 1302-3 13/F, Crocodile House II
55 Connaught Road Central, Hong Kong

> **Re: China Yida Holding, Co.**
> **Amendment No. 2 to Form S-1**
> **Filed August 6, 2008**
> **File No. 333-150665**

Dear Mr. Minhua:

We have reviewed your amended filing and response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment one in our letter dated July 24, 2008, and are unable to concur with your conclusions. Accordingly, please revise the registration statement to recharacterize the offering as a primary offering by the company through the selling shareholders, state the fixed price at which the shareholders will sell the shares for the duration of the offering and name the selling shareholders as underwriters. In the alternative, further reduce the number of shares being registered for sale by the selling shareholders.

2.	Please update your financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Prospectus Summary, page 1

3.	We note your response to comment three in our letter dated July 24, 2008 and reissue, in part, comment five in our letter dated June 5, 2008. Please delete or substantially reduce the first two pages of the prospectus summary and only briefly summarize the history of your business, to the extent material. In addition, delete the subsection "Recent Developments" on page 8 as it repeats verbatim the disclosure on page 7.

4.	We note your response to comment four in our letter dated July 24, 2008; however, you have not included Fujian Yintain Tourism on the chart. Please advise or revise.

Item 11. Information with Respect to the Registrant, page 24

Description of Business, page 24

5.	We note your response to comment ten in our letter dated July 24, 2008. Please discuss in more detail the construction project and your marketing promotion agreement. For example, please disclose here and/or in your management's discussion and analysis how you anticipate paying for both projects. Furthermore, disclose the location of the Zhuangyuan Rock attraction. Disclose whether the agreements for these projects are in writing, and if so, file copies of the agreements as exhibits to the registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Three months ended March 31, 2008 compared to the three months ended March 31, 2007, page 39

Cost of Revenue, page 40

6.	It appears that the last sentence of the first paragraph, beginning with "[T]o maintain the suitable…," is incomplete. Please revise accordingly.

Certain Relationships and Related Party Transactions, page 47

7.	We note your response to comment 23 in our letter dated July 24, 2008. Please explain in more detail the business you transact with Jinyang Company and Xinhengji, which results in receivables from these companies.

<u>Consolidated Financial Statements—Fiscal Years Ended December 31, 2007 and 2006</u>

8.   We note your response to comment 24 in your letter dated August 5, 2008 (regarding our comment letter dated July 24, 2008 on your Form S-1) and your response to comment one in your letter dated August 6, 2008 (regarding our comment letter dated July 23, 2008 on your 2007 Form 10-KSB). We are not clear from your responses and the disclosure on page F-10 as to the rights and obligations of the company under the contract with Xinhengji and how the company is accounting for these rights and obligations. For instance, you state on page F-10 that the company is "responsible paying for the air time…which is capitalized and amortized on a monthly basis." Furthermore, you state in your August 6, 2008 letter that "the company receives the rights to sell advertising…" However, it does not appear that the company has capitalized any intangible advertising rights. As to the obligations, please clarify how the company accounts for contractual obligations to purchase programming for which the company seems to have exchanged for the rights to sell advertising. Please revise your disclosures so that all of the significant terms of your arrangement, and your accounting for them, are wholly transparent to readers and advise us.

*   *   *   *   *

Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Collin Webster, Staff Attorney, at (202) 551-3522, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director

cc: <u>via facsimile (732-577-1188)</u>
        Eric Stein, Esq.
        Anslow & Jaclin, LLP